SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                       Anchor Glass Container Corporation
                       ----------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.10 par value
                      ------------------------------------
                         (Title of Class of Securities)


                                    033038209
                                    ---------
                                 (CUSIP Number)



                              CoMac Partners, L.P.
                       1 Greenwich Office Park, 3rd Floor
                               Greenwich, CT 06831
                                 (203) 552-6900
                            ------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                See Items 4 and 5
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]




                               Page 1 of 16 pages

                                  SCHEDULE 13D
CUSIP No.033038209                                            Page 2 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CoMac Partners, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             45,600/1/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        45,600/1/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         45,600 (See Item 5)/1/
--------------------------------------------------------------------------------

-----------------


/1/ 776,468 shares including 702,675 shares of Class A Common Stock (the "Common Stock") issuable upon conversion of 168,642 shares of the Issuer's Series A 10% Cumulative Convertible Preferred Stock (the "Preferred Stock") and 28,193 shares of Common Stock issuable upon the exercise of warrants (the "Class A Warrants") owned by CoMac Partners, L.P.

                                                              Page 3 of 16 Pages
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.2%/2/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------


/2/ 60.4% including shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise of Class A Warrants.

                                  SCHEDULE 13D
CUSIP No.033038209                                            Page 4 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CoMac International N.V.                    Not Aplicable
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands Antilles
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             45,432/3/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        45,432/3/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         45,432 (See Item 5)/3/
--------------------------------------------------------------------------------

-----------------


/3/ 775,438 shares including 701,500 shares of Common Stock issuable upon conversion of 168,360 shares of the Issuer's Preferred Stock and 28,506 shares of Common Stock issuable upon the exercise of Class A Warrants owned by CoMac International N.V.

                                                              Page 5 of 16 Pages
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.2%/4/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

/4/ 60.3% including shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise of Class A Warrants.

                                  SCHEDULE 13D
CUSIP No.033038209                                            Page 6 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CoMac Opportunities Fund, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             741/5/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        741/5/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         741 (See Item 5)/5/
--------------------------------------------------------------------------------

-----------------


/5/ 12,761 shares including 11,592 shares of Common Stock issuable upon conversion of 2,782 shares of the Issuer's Preferred Stock and 428 shares of Common Stock issuable upon the exercise of Class A Warrants owned by CoMac Opportunities Fund, L.P.

                                                              Page 7 of 16 Pages
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .1%/6/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

/6/ 2.3% including shares of Common Stock issuable upon the conversion of the Preferred Stock and upon the exercise of Class A Warrants.

                                  SCHEDULE 13D
CUSIP No.033038209                                            Page 8 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CoMac Endowment Fund, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             15,900/7/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         15,900/7/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          15,900 (See Item 5)/7/
--------------------------------------------------------------------------------

-----------------


/7/ 267,361 shares including 241,908 shares of Common Stock issuable upon conversion of 58,058 shares of the Issuer's Preferred Stock and 9,553 shares of Common Stock issuable upon the exercise of Class A Warrants owned by CoMac Endowment Fund L.P.

                                                              Page 9 of 16 Pages
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.9%/8/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

/8/ 33.1% including shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise of Class A Warrants.

                                  SCHEDULE 13D
CUSIP No.033038209                                           Page 10 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Christopher M. Mackey
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             48/9/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          107,673 (See Item 5)/10/
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         48/9/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        107,673 (See Item 5)/10/

/9/ 825 shares including 746 shares of Common Stock issuable upon conversion of 179 shares of the Issuer's Preferred Stock and 31 shares of Common Stock issuable upon the exercise of Class A Warrants owned by Mr. Mackey.

/10/ 1,832,028 shares including 1,657,675 shares of Common Stock issuable upon conversion of 397,842 shares of Preferred Stock and 66,680 shares of Common Stock issuable upon the exercise of Class A Warrants that may be deemed to be beneficially owned by Mr. Mackey (see Item 5).

                                                             Page 11 of 16 Pages
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          107,721 (See Item 5)/11/
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.4%/12/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

/11/ 1,832,853 shares including 1,658,421 shares of Common Stock issuable upon conversion of 397,842 shares of Preferred Stock that are owned or may be deemed to be beneficially owned by Mr. Mackey (see Item 5).

/12/ 80.4% including shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise of Class A Warrants.

                                                             Page 12 of 16 Pages

                         Amendment No. 3 to Schedule 13D
                         -------------------------------


                  This amends the Schedule 13D dated June 22, 1998, as amended and restated by Amendment No. 2 dated September 17, 1998, (the "Schedule 13D") filed by CoMac Partners, L.P., CoMac International N.V., CoMac Endowment Fund, L.P., CoMac Opportunities Fund, L.P. and Christopher M. Mackey (the "Reporting Persons") with respect to the Class A Common Stock, $.10 par value (the "Common Stock") of Anchor Glass Container Corporation, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 3, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 4 of Schedule 13D, "Purpose of Transaction," is amended to add the following at the end thereof:

                  Pursuant to the Plan, on October 15, 1998, the Reporting Persons received additional shares of Common Stock and Preferred Stock, and shares of the Company's Class C Common Stock (the "Class C Common Stock"), as well as additional warrants to acquire Common Stock (the "Class A Warrants") and additional warrants to acquire the Class C Common Stock (the "Class C Warrants" and together with the Class A Warrants, the "Warrants") in respect of the pre-petition indebtedness and trade claims of Anchor Resolution Corp. (formerly named Anchor Glass Container Corporation). See Item 3. The following table sets forth the number of shares of each security (Warrant numbers refer to the shares of the underlying stock issuable upon exercise) received by each of the Reporting Persons.


Reporting                  Common           Preferred         Class A     Class C           Class C
Person                     Stock            Stock             Warrants    Common Stock     Warrants
------                     -----            -----             --------    ------------     --------

CoMac Partners             5,273            14,300            1,208       4,134            3,208

CoMac International        4,442            11,443            725         3,878            1,944

CoMac Opportunities        34               78                0           37               0

CoMac Endowment            1,808            4,119             0           1,957            0

Christopher M. Mackey      3                6                 0           3                0


The Warrants are currently exercisable, do not require payment upon exercise and expire on June 16, 2008. The Class C Common Stock is non-voting and is automatically convertible into Common Stock on February 5, 2000.

                                                             Page 13 of 16 Pages

Item 5(a) of Schedule 13D, "Interest in Securities of the Issuer," is amended and restated in its entirety as follows:

                  (a) The Reporting Persons own an aggregate of 107,721 shares of Common Stock, representing approximately 19.4% of the shares of the outstanding Common Stock. /13/ The Reporting Persons also own (i) an aggregate of 398,021 shares of Preferred Stock, and (ii) Class A Warrants to acquire an aggregate of 66,711 shares of Common Stock. Each share of Preferred Stock is presently convertible into 4.167 shares of Common Stock. Including the Common Stock issuable on conversion of the Preferred Stock and upon exercise of the Class A Warrants held by the Reporting Persons (but not the Preferred Stock and Class A Warrants held by any other person), the Reporting Persons may be deemed to beneficially own 80.4% of the Common Stock.

                  The following table sets forth the number of shares of Common Stock directly owned by each of the Reporting Persons and the percentage of Common Stock outstanding such ownership represents. This table does not include
(i) shares issuable upon the conversion of the Preferred Stock or (ii) shares issuable upon the exercise of Class A Warrants.

                                                        Percentage of
Reporting                      Shares of                 Outstanding
Person                         Common Stock             Common Stock
------                         ------------             ------------

CoMac Partners                 45,600                           8.2

CoMac International            45,432                           8.2

CoMac Opportunities            741                               .1

CoMac Endowment                15,900                           2.9

Christopher M. Mackey          48                      Less than .1

                  The following table sets forth the number of shares of Preferred Stock directly owned by each of the Reporting Persons and the shares of Common Stock beneficially owned directly by each of the Reporting Persons (including shares issuable upon conversion of the Preferred Stock and upon exercise of the Class A Warrants) and the percentage of Common Stock outstanding such ownership represents (including shares issuable upon the conversion of the Preferred Stock and upon exercise of the Class A Warrants held by the Reporting Persons but not the Preferred Stock and Class A Warrants held by any other person).



------------------------------------------
/13/ Based upon 555,802 shares of Common Stock outstanding reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

                                                             Page 14 of 16 Pages


                                                                            Shares of
Reporting                                                                  Common Stock      Percentage of
Person                                        Shares of       Class A      Beneficially       Outstanding
                                           Preferred Stock    Warrants        Owned           Common Stock
                                           ---------------    --------        -----           ------------

CoMac Partners                              168,642            28,193           776,468               60.4
CoMac International                         168,360            28,506           775,438               60.3
CoMac Opportunities                           2,782               428            12,761                2.3
CoMac Endowment                              58,058             9,553           267,361               33.1
Christopher M. Mackey                           179                31               825                 .2


Item 5(c) of Schedule 13D, "Interest in Securities of the Issuer," is amended to add the following new paragraph at the end thereof:

                  (c) On October 15, 1998, the Reporting Persons received distributions of Common Stock, Preferred Stock and Class A Warrants pursuant to the Plan. See Item 4. Except for such distributions, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

Item 6 of Schedule 13D, "Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," is amended by adding the following at the end thereof:

                  The Reporting Persons have received a distribution of Class A Warrants and Class C Warrants pursuant to the Plan. See Items 4 and 5.

                                                             Page 15 of 16 Pages

                                   SIGNATURES
                                   ----------


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  March 19, 1999


                                       COMAC PARTNERS, L.P.

                                       By: CoMac Associates, L.P.,
                                       general partner of CoMac
                                       Partners, L.P.

                                       By:  CoMac Advisers, Inc.,
                                       general partner of CoMac Associates, L.P.

                                       /s/ Christopher M. Mackey
                                       -------------------------
                                       Name:    Christopher M. Mackey
                                       Title:   Co-Chairman


                                       COMAC INTERNATIONAL N.V.

                                       By:  /s/ Christopher M. Mackey
                                            -------------------------
                                       Name:  Christopher M. Mackey
                                       Title:    Director


                                       COMAC ENDOWMENT FUND, L.P.

                                       By CoMac Advisers, Inc., its
                                       general partner


                                       By:  /s/ Christopher M. Mackey
                                            -------------------------
                                       Name:  Christopher M. Mackey
                                       Title:   Co-Chairman

                                                             Page 16 of 16 Pages

                                       COMAC OPPORTUNITIES FUND, L.P.

                                       By: CoMac Associates, L.P.,
                                       general partner of CoMac Opportunities
                                       Fund, L.P.

                                       By: CoMac Advisers, Inc.,
                                       general partner of CoMac Associates, L.P.

                                       By:  /s/ Christopher M. Mackey
                                            -------------------------
                                       Name:  Christopher M. Mackey
                                       Title:    Co-Chairman


                                       /s/ Christopher M. Mackey
                                       ----------------------------
                                       Name:  Christopher M. Mackey